SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2022

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes        No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):         )

Table of contents

•	Eni: fourth quarter and full year 2021 results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: February 18, 2022

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06598.21 www.eni.com

Rome

February 18, 2022

Eni: fourth quarter and full year 2021 results

Key operating and financial results

Q3			Q4			Full Year
2021			2021	2020	% Ch.	2021	2020	% Ch.
73.47	Brent dated	$/bbl	79.73	44.23	80	70.73	41.67	70
1.179	Average EUR/USD exchange rate		1.144	1.193	(4)	1.183	1.142	4
491	Spot Gas price at Italian PSV	€/kcm	987	156	533	487	112	335
(9)	Spread PSV vs. TTF		12	1	..	1	12	(92)
(0.4)	Standard Eni Refining Margin (SERM)	$/bbl	(2.2)	0.2	..	(0.9)	1.7	..
1,688	Hydrocarbon production	kboe/d	1,737	1,713	1	1,682	1,733	(3)
2,492	Adjusted operating profit (loss) ⁽ᵃ⁾	€ million	3,809	488	681	9,667	1,898	409
2,444	E&P		3,640	802	354	9,303	1,547	501
50	Global Gas & LNG Portfolio (GGP)		536	(101)	631	580	326	78
186	R&M and Chemicals		(105)	(104)	..	151	6	..
64	Plenitude & Power		97	132	(27)	471	465	1
1,431	Adjusted net profit (loss) ⁽ᵃ⁾⁽ᵇ⁾		2,110	50	..	4,740	(758)	..
0.40	per share - diluted (€)		0.58	0.01		1.30	(0.21)
1,203	Net profit (loss) ⁽ᵇ⁾		3,822	(797)		6,128	(8,635)
0.33	per share - diluted (€)		1.06	(0.22)		1.69	(2.42)
3,339	Cash flow from operations before changes in working capital at replacement cost ⁽ᵃ⁾		4,617	1,582	192	12,713	6,726	89
2,933	Net cash from operations		5,825	988	490	12,851	4,822	167
1,136	Net capital expenditure ⁽ᶜ⁾		1,775	1,209	47	5,817	4,970	17
11,309	Net borrowings before lease liabilities ex IFRS 16		8,987	11,568	(22)	8,987	11,568	(22)
16,622	Net borrowings after lease liabilities ex IFRS 16		14,324	16,586	(14)	14,324	16,586	(14)
40,280	Shareholders' equity including non-controlling interest		44,823	37,493	20	44,823	37,493	20
0.28	Leverage before lease liabilities ex IFRS 16		0.20	0.31		0.20	0.31
0.41	Leverage after lease liabilities ex IFRS 16		0.32	0.44		0.32	0.44

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 21.
(b) Do not include any estimate on Saipem result for the fourth quarter 2021.
(c) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

Eni's Board of Directors, chaired by Lucia Calvosa, yesterday approved the unaudited consolidated results for the full year and the fourth quarter of 2021. Eni CEO Claudio Descalzi said:

“During 2021, we delivered excellent results and accelerated the pace of our transformation strategy, which leverages the integration of technologies, new business models and valuable relationships with our stakeholders. The strict financial discipline and cost efficiencies we implemented to withstand the downturn have allowed us to best capture the strong economic recovery of 2021. On the one hand, our upstream segment has kept generating the financial resources needed to fund our decarbonization strategy while, on the other, the new energy transition businesses, like those combined under our new entity Plenitude, have performed strongly. In this way, we have reached a Group EBIT of €9.7 bln and adjusted net profit of €4.7 bln, our best performance since 2012, a time when Brent crude oil prices exceeded the $110-a-barrel mark. Robust cash generation, underpinned by a selective approach to making investment decisions, has freed €7.6 bln of organic free cash flow, which we used to: boost the growth of green businesses; fund dividends and a share buy-back at pre-pandemic levels; and deleverage the balance sheet - achieving an indebtedness ratio of 20% vs 31% a year ago. Our portfolio restructuring has moved on to unlock value from our businesses, optimize our cost of capital and maximize growth. The listing of Plenitude, which combines renewables, customers and e-mobility, will enable us to fulfil our goal of cutting Scope 3 emissions for our retail customers. The upstream portfolio has also proven to be a value driver in the energy transition, as demonstrated by the success of the Vår Energi listing on the Norwegian stock exchange, the largest IPO of an O&G company of the last decade, as well as the upcoming creation of a strategic joint venture in Angola with BP that will combine the two partners’ operations in the Country. Finally, we are developing a full range of solutions to reduce GHG emission for our plants and industrial clients through: the HyNet CCS project in the UK; agro-biofeedstock hubs to supply our refineries; and the successful magnetic fusion test performed by CFS of which we are the main shareholder. All in all, our performance in 2021 highlighted the efficacy of the strategy launched at the start of the pandemic, which enabled us to return to pre-crisis balance sheet strength in just a few months while simultaneously enhancing our transition plans.”

Highlights

OUTSTANDING RESULTS IN 2021, REMARKABLE PROGRESS IN THE PORTFOLIO VALORIZATION AND DECARBONIZATION STRATEGY

Operating and financial results

•	Financial discipline and cost reduction initiatives implemented to withstand the enduring impact of COVID-19 enabled Eni to capture the full upside of 2021’s strong economic recovery, reporting €9.7 bln of adjusted EBIT (up €7.8 bln or 400% vs. 2020).
•	Adjusted net profit of €4.7 bln, the highest since 2012, driven by better operating performance, improved results of equity investments and remarkable recovery in the upstream scenario.
•	For the full year of 2021, robust cash generation of €12.7 bln funded net capex of €5.8 bln. Organic free cash flow was €7.6 bln.
•	Organic cash generation used to fund dividend payments and share buy-back program (total cash return of €2.8 bln), to pursue growth in the low carbon businesses (€2.1 bln), and to continue deleveraging the balance sheet (net debt reduced to €9 bln; leverage down to 0.20 vs. 0.31 compared to December 31, 2020).
•	E&P adjusted EBIT at €9.3 bln, up 500% vs. 2020, keeping capital investment discipline and thanks to a yearly production of 1.7 mln boe/d.
•	Plenitude adjusted EBITDA at €0.6 bln, a 25% increase YoY; retail customer portfolio at over 10 million delivery points.
•	Renewable installed capacity more than tripled to 1.2 GW and over 2 GW including assets under construction, almost entirely relating to Plenitude.
•	Delivered excellent exploration results by adding over 700 mln boe of new resource, with the main discovery being the Baleine reservoir, in Ivory Coast, set to be developed with a phased fast-track approach. Start-up in early production is expected in the first half of 2023. The project will be the first development in Africa at net zero emissions (Scope 1 and 2).

Portfolio

•	Started the listing process for Plenitude, newly created entity comprising renewable generation, customers and e-mobility, with the strategic goal of decarbonizing Eni’s customer portfolio.
•	Floated about 12.7% interest (including the greenshoe option) in the Vår Energi venture on the Norwegian stock exchange, marking the largest IPO in the O&G industry in Europe in more than a decade.
•	Progressing terms for establishing a JV with BP in Angola, which will combine the two partners’ assets in the Country to maximize returns.

Decarbonization initiatives

•	The Eni-led project for the transport and storage of CO2 in depleted gas fields around Liverpool Bay as part of the HyNet consortium has been granted access to priority public funding by the British authorities, as part of the Country's decarbonization plans.
•	In partnership with several African countries we operate in (Kenya, Angola, Congo and Ivory Coast), we are progressing projects based on biofuels to decarbonize the local energy mix, through the set-up of integrated agro-biofeedstock supply chains to supply renewable feedstock to Eni bio-refineries, without impacting the local food chain.
•	Commonwealth Fusion System (CFS), the magnetic fusion research venture, of which Eni is the largest investor, has achieved a breakthrough result in testing superconductors for the confinement of the plasma from fusion. Completed the funding of the next phase of testing with the aim of producing energy from fusion in a demonstration plant by 2025.
•	Issued a €1 bln sustainability-linked bond, the first one in the O&G sector, with an annual coupon subject to the achievement of sustainability targets related to the Net Carbon Footprint of the Upstream segment (Scope 1 and 2) and installed renewable capacity.

•	Launched Eni’s first ever Energy Compact - a public commitment recognized by the United Nations - to accelerate progress towards the Sustainable Development Goal no. 7 - Affordable and clean energy.
•	Achieved significant progress in Eni’s ESG rankings thanks to the development of the decarbonization projects. Scored among the ten best companies of the newly launched ESG MIB index by Euronext, with the company’s leadership gaining recognition in the main ESG ratings and specialized indexes (Gender-Equality Index, GEI, managed by Bloomberg, MSCI, Sustainalytics, V.E, FTSE4Good Developed Index), obtaining Prime Status from ISS ESG rating. Excellent results also across climate-focused ratings (Climate Action 100+ Net Zero Benchmark, Carbon Tracker, Transition Pathway Initiative) and confirming leadership in CDP Climate Change and Water Security questionnaires.

Q4 2021 scenario

•	Q4 2021’s trading environment featured unprecedented volatility in energy markets.
•	The acceleration of the global recovery, driven by the re-opening of the world’s economies, spurred a pent-up demand for all kinds of energy commodities across all geographies.
•	Uncertainties about the possible impacts of the new COVID-19 "Omicron" variant on the economy were short-lived: Brent price following a correction of about 15% at the end of November, resumed its upward trend, supported by robust fundamentals and continuing oil and products inventory drawdowns.

In the fourth quarter of 2021, the Brent price averaged 80 $/bbl, up 9% sequentially and almost double YoY. In January 2022, the Brent price reached its highest level since 2014.

•	European gas markets have experienced extreme conditions due to tight supplies and uncertainties around gas flows from Russia, with spot prices at the continental hub (“TTF”) surging to 180 €/MWh in December and then falling back to values in line with the average in the fourth quarter at 92 €/MWh (up 95% compared to Q3 2021; up 529% compared to the fourth quarter of 2020); Italian spot prices were aligned to those values due to the closing of differentials.
•	Similar conditions experienced in the wholesale power market with a spot price in Italy at an average of 243 €/MWh in the fourth quarter of 2021 (up 380%), having peaked at 440 €/MWh.
•	For refining margins, the downtrend worsened in the fourth quarter, down to a negative 2.2 $/bbl (more than a five-fold decrease vs the already negative value of the third quarter of 2021) due to gas and gas-indexed utilities cost growth.
•	Increased cost of emission allowances to comply with the European ETS: an average of 68 €/ton in the fourth quarter of 2021, up 8% vs the third quarter 2021, more than doubled YoY.
•	Margins of petrochemicals products: in the fourth quarter of 2021 cracker margin of 311 €/ton, down 11% from the third quarter of 2021 and 5% YoY. On a yearly basis, margins fell by 11%. Elastomers, styrenic and polyethylene spreads were steady.

Q4 2021 financial highlights

•	Group adjusted EBIT: €3.8 bln in the fourth quarter of 2021, up 53% compared to the third quarter of 2021. The quarterly Group result was driven by the positive performance of all Eni’s businesses:
-	E&P: adjusted EBIT of €3.64 bln, up 49% vs. the third quarter of 2021 (up 354% vs. the same period of 2020) due to a strengthening pricing environment and a 3% increase in production to 1.74 mln boe/d.
-	GGP: strong performance reported in the fourth quarter of 2021 with an adjusted EBIT of €536 mln, up €486 mln from the third quarter of 2021, driven by portfolio optimizations and contractual renegotiations.
-	Plenitude & Power business: adjusted EBIT at €97 mln, increasing by 52% compared to the third quarter of 2021 due to seasonal factors in the retail sales.
-	R&M: negative adjusted EBIT of €36 mln compared to a profit of €161 mln in the third quarter 2021. Reported an improved performance of €23 mln compared to the fourth quarter of 2020 as a result of higher volumes sold by commercial businesses, driven by the recovery in consumptions.

-	Chemicals: negative adjusted EBIT of €69 mln, €94 mln lower compared to the third quarter of 2021 due to a normalization in products margins and a catch up in maintenance activity that was delayed to capture the upside of the strong market trends in the second quarter of 2021.
•	Adjusted net profit: €2.1 bln in the fourth quarter of 2021, 47% higher than third quarter of 2021 due to strengthening market trends and production growth. Compared to the corresponding 2020 reporting periods, which were impacted by the COVID-19 pandemic, the performance recorded a material recovery, with net adjusted results up €2.1 bln and €5.5 bln respectively vs the fourth quarter and full year 2020.
•	Cash flow from operations before changes in working capital at replacement cost: €4.6 bln in the fourth quarter of 2021, enough to fund net capex of €1.8 bln.
•	Portfolio: net investment of about €2.9 bln in the full year of 2021 (including net borrowings of acquired entities), fully deployed to accelerate growth in the renewables and low-carbon businesses.
•	Net borrowings ante IFRS 16: €9 bln, down €2.6 bln vs. December 31, 2020. Leverage lowered to 0.20 (vs. 0.31 as of December 31, 2020).
•	Buy-back: in December 2021 finalized the €400 mln buy-back program started in August 2021, purchasing 34.11 mln shares.
•	Confirmed the 2021 dividend proposal already disclosed to the market of €0.86 per share (of which, €0.43 paid as interim dividend in September 2021).

Outlook 2022

The Group financial outlook, its business prospects and the key industrial and profitability targets in the short, medium and long term will be disclosed during the Capital Markets Day scheduled on March 18, 2022. A press release illustrating the Group’s strategy will be issued on the same day and disseminated through the Company’s website (eni.com) and other public channels as required by applicable listing standards.

Business overview

Exploration & Production

•	Q4 2021 hydrocarbon production: 1.74 million boe/d, up 2.7% net of price effects compared to the fourth quarter of 2020; up 3.2% sequentially (1.7 million boe/d in the full year 2021 before price effects, as guided).

Growth was fueled by continued production ramp-ups at the giant Zohr (Egypt) and Merakes (Indonesia) gas fields, with the latter achieving first gas last April.

In the full year 2021, production fell compared to the full year 2020 due to greater maintenance activity (in Norway, Italy and the UK), lower activity in Nigeria and mature fields decline.

Start-ups and ramp-ups added 70 kboe/d (on average in the full year of 2021) mainly due to Merakes in Indonesia, Berkine in Algeria, the Mahani gas project in the Sharjah Emirate (UAE), as well as the tie-in of the satellite discoveries of Cuica and Cabaca North in Block 15/06, offshore Angola.

•	In the full year of 2021, over 700 million boe of explorative resources were discovered as part of an exploration strategy soundly balanced between near-field/ILX activities and selected initiatives in high-risk/high-rewards plays.

-	The main discovery made in 2021 was Baleine offshore Ivory Coast in the operated Block CI-101, which identified resources in place estimated to be around 2 billion barrels of oil and 2.4 trillion cubic feet (TCF) of associated gas.

-	Near-field discoveries were made in Angola, Norway, the UK, Mexico, Ghana, Indonesia and Egypt.

•	In the full year of 2021, Eni renewed the exploration portfolio with the addition of approximately 15,800 square kilometers of new leases in Angola, the Ivory Coast, Egypt, the UAE, Norway, the UK and Vietnam.

•	In February 2022, Eni has recorded positive results from its first exploration well, XF-002, in offshore Block 2 (Eni 70%, operator) in Abu Dhabi. The drilling activities are currently ongoing; the finalization is expected in the second quarter of 2022.

•	Defined with the authorities of the Ivory Coast the development plan of the Baleine discovery, through a phased fast-track development plan, with an expected start-up in early production in the first half of 2023 and a subsequent ramp-up. The project will be the first net-zero emission development (Scope 1 and 2) in the African continent.

•	Awarded 5 exploration licenses in Egypt, 4 of which as operator in the Egyptian offshore and onshore, following the successful participation in the Egypt International Bid Round for Petroleum Exploration and Exploitation 2021. The licenses are located in mining basins with more focus of Eni: offshore East Mediterranean, the Western Desert and the Gulf of Suez, for a total acreage of about 8,410 square kilometers.

•	Through Vår Energi, Eni, as a result of the tender process "2021 Awards in Predefined Areas" (APA) of the Norwegian Ministry of Oil and Energy, has been awarded 10 new exploration licenses including 5 as operator, distributed over the 3 main mining basins of the Norwegian continental shelf (NCS).

•	Portfolio enhancement:

-	Angola: activities have been progressing with BP to combine the respective upstream portfolios in the country, establishing a jointly controlled venture.

-	Eni and the private equity fund HitecVision, shareholders of Vår Energi, have finalized the process of listing the investee at the local stock exchange. The transaction is in line with Eni's strategy of realizing the value of its assets and extract additional resources to finance growth of the transition businesses. The closing took place on February 16, 2022, placing about 12.7% interest (including the greenshoe option).

•	Decarbonization initiatives:

-	Signed a Memorandum of Understanding (MoU) with the authorities of the Ivory Coast which aims to decarbonize the local energy mix by promoting agricultural initiatives for the cultivation of oil plants to be used as feedstock for Eni’s biorefineries, enhancing marginal areas not destined to the food chain. The MoU has also addressed the valorization of natural waste and Used Cooking Oil (UCO) and projects in renewables and local development. The memorandum foresees a model in analogy to the one applied in other African countries (Republic of Congo, Angola and Kenya).

-	In Algeria, strengthened the strategic partnership with Sonatrach through an agreement designated to enhance production in the Berkine Basin, close to the facilities of the Menzel Ledjemet Est (MLE) and Central Area Field Complex (CAFC), already operated by JV Eni-Sonatrach. Other areas of the agreement covered common initiatives in the decarbonisation strategy, mainly renewables energy, hydrogen, capture reuse and storage of CO2, and bio-refineries.

-	Solenova, a joint venture between Eni and Sonangol, reached the Final Investment Decision (FID) and signed the EPC contract for the first phase start-up of Caraculo’s photovoltaic project, located in Namibe, Angola, to be launched in Q4 2022. The plant will have a total capacity of 50 MW and will be implemented by stages, the first set to reach a capacity of 25 MW.

-	Finalized the agreement with the Bonifiche Ferraresi Group aimed at establishing an equal joint venture for the development of agricultural research and experimentation projects of oil plant seeds to be used as feedstock in Eni’s biorefineries. Based on the agreement, Eni purchased a minority stake in the subsidiary of BF Bonifiche Ferraresi and in BF SpA.

Global Gas & LNG Portfolio

•	Major contract renegotiation about the long-term supply of gas, considering the current and future market evolution.

•	Signed a sale agreement with Snam for the sale of 49.9% of Eni's stake in the companies that manage the onshore gas pipelines running from the Algerian and Tunisian borders to Tunisia’s coast (TTPC) and the offshore gas pipelines connecting the Tunisian coast to Italy (TMPC). The transaction includes the transfer of these investments to a joint venture of which a 49.9% share will be sold to Snam for approximately €385 million (Eni will continue to hold the remaining 50.1% stake).

Refining & Marketing and Chemicals

•	In the fourth quarter of 2021, incidence rate of palm oil supplied for the production of bio-diesel was reduced by approximately 43 percentage points compared to fourth quarter of 2020 (down 34 percentage points compared to the full year of 2020), leveraging on the start-up of a new Biomass Treatment Unit (BTU) at the Gela bio-refinery, enabling the use of up to 100% of biomass not in competition with the food chain for the production of biofuels. Confirmed the zeroing palm oil by 2023 in the refining processes.

•	Agreement with SEA, the company managing Linate and Malpensa Milan airports, to promote initiatives to decarbonize the aviation sector and accelerate the process of ecological transition of airports with the introduction of sustainable fuels for aviation (SAF - Sustainable Aviation Fuel) and for ground handling (HVO - Hydrotreated Vegetable Oil). This initiative is in line with the agreement finalized in January 2022 with Aeroporti di Roma which launched the first supplies of pure HVO hydrogenated biofuel, produced in Eni's biorefinery in Porto Marghera, to fuel the road vehicles for handling passengers with reduced mobility at the airport.

•	Signed letter of intent with Air Liquide for the development of hydrogen mobility in Italy, in particular a feasibility and sustainability study for the development of the low-carbon and renewable hydrogen supply chain to support the market of fuel cell vehicles for heavy and light mobility.

•	Finalized the full share capital acquisition of Finproject by Versalis, which exercised the call option to buy the remaining 60% of share capital, following the initial acquisition of a 40% participating interest in 2020. The acquisition is complementary to Versalis’ specialties portfolio and will create an all-Italian leading platform with high-performance formulated polymer applications and compounding, less subject to commodity fluctuations. In January the company has taken the ISCC Plus certification for compound productions and products from renewable raw materials.

•	Versalis has licensed the mass continuous technology to Supreme Petrochem Ltd, an Indian market-leader in compact and expandable polystyrene, to create a plant in Maharashtra (India). This is a technology that allows one to produce styrene polymers with reduced environmental impact, thanks to low emission and low energy consumption.

•	Signed an agreement between Versalis and BTS Biogas, an Italian company engaged in the desing and realization of biogas plants, to develop and market an innovative technology to produce biogas and biomethane from residual lignocellulosic biomass. The technology will focus on Versalis’ technology integration for biomass thermo-mechanical pretreatment, with the BTS Biogas technology for biogas and biomethane production via fermentative ways.

•	Signed an agreement between Matrìca, a JV Versalis/Novamont company, and Lanxess, a leader in specialty chemicals for the production of biocides from renewable raw materials. Began the supply of renewable-source raw materials obtained from vegetable oils to the Porto Torres plant in January 2022. Lanxess will use these materials to produce biocidal industrial additives for the consumer goods sector.

Plenitude & Power

•	Growth of the retail/business portfolio to 10 million points of delivery, up by over 300 thousand points compared to December 31, 2020 (up 4%) leveraging the growth in Greece and the acquisition of Aldro Energía, engaged in the Spanish and Portuguese retail markets.

•	Strong acceleration in the build-up of renewable generation capacity, leveraging targeted tuck-in acquisitions that can be quickly integrated into Eni’s portfolio:

-	In Spain, finalized in October the acquisition from Azora Capital of 9 renewable energy projects consisting of 3 wind facilities in operation and 1 under construction for a total of 234 MW and 5 photovoltaic projects at an advanced stage of development for about 0.9 GW.

-	Finalized in October the acquisition of Dhamma Energy Group, owner of a pipeline of photovoltaic projects in France/Spain with a target installed capacity of about 3 GW, and installations already in operation or under construction with a capacity of approximately 120 MW.

-	In January 2022, acquired the Greek company Solar Konzept Greece “SKGR”, owner of a portfolio of photovoltaic plants in Greece with a pipeline of projects targeting about 800 MW, which will form the basis for further development of the renewable portfolio in the country.

•	As of December 31, 2021, the installed capacity from renewable sources is 1.14 GW, more than threefold increase compared to 31 December 2020 (0.33 GW). At the end of the year, with the finalization of the announced deals, renewable capacity (either installed or under construction) was over 2 GW.

•	In February 2022, finalized the agreement with Equinor and SSE Renewables for the acquisition of the 20% interest in Dogger Bank C project worth (1.2 GW), the third phase of the largest offshore wind farm in the world (3.6 GW) currently under construction in the UK North Sea. Production will start in different stages in the 2023-2025 period.

•	Signed a collaboration agreement between Plenitude and Copenhagen Infrastructure Partners (CIP), as part of the competition for allocation of marine concessions for the offshore wind farm development in Polonia and for the subsequent participation in incentive mechanisms (contract-for-difference), which will be auctioned between 2025 and 2027.

•	Finalized the acquisition of 100% of Be Power Spa, whose subsidiary Be Charge is the second Italian operator for installing and operating EV charging columns with over 6,000 charging points.

•	Signed agreements with Enel X and Be Charge in order to activate grid interoperability, allowing access to the widest national charging network of about 20,000 charging points.

ESG activities

•	Started the “Basket Bond – Sustainable Energy” program in collaboration with ELITE, owned by Borsa Italiana/Euronext Group and illimity bank, to accelerate supply chain growth and development. This innovative finance instrument is addressed to companies with an integrated energy supply chain, focusing on small and medium enterprises and dedicated to sustainable development goals.
•	Renewed Framework Agreement with the CNR (National Research Council) for 3 years plus 2 further optional years. The agreement supports the development of projects and initiatives related to the energy transition through the identification of key technologies for resource development, decarbonization, energy saving, circular economy and sustainability in processes related to the local development of communities.
•	Eni has been included for the first time in the Bloomberg Gender-Equality Index (GEI), obtaining a total score higher than the global average of companies evaluated, as well as nationally and compared to sector peers, particularly for policies against sexual harassment, equal pay and inclusive culture. In this context, in 2021 Eni signed the United Nations Women Empowerment Principles (WEP), a set of principles jointly established by the UN Global Compact and UN Women to support gender equality and women's empowerment.
•	As part of Eni's decarbonization strategy, launched a collaboration with Holcim, for the development of innovative CO2 technologies through the carbonation of magnesium silicates and the production of a material in which CO2 is fixed in a stable and permanent way. This is expected to be used in the formulation of cements.

Business segments operating results

Exploration & Production1

Production and prices

Q3			Q4			Full Year
2021			2021	2020	% Ch.	2021	2020	% Ch.
	Production
805	Liquids	kbbl/d	852	809	5	813	843	(4)
4,688	Natural gas	mmcf/d	4,700	4,800	(2)	4,613	4,729	(2)
1,688	Hydrocarbons	kboe/d	1,737	1,713	1	1,682	1,733	(3)
	Average realizations
68.44	Liquids	$/bbl	75.71	41.57	82	66.62	37.06	80
6.95	Natural gas	$/kcf	9.96	3.92	154	6.65	3.76	77
52.94	Hydrocarbons	$/boe	64.99	31.55	106	51.49	28.92	78

●

In the fourth quarter of 2021, hydrocarbon production averaged 1.74 million boe/d (1.68 million boe/d in the full year of 2021). Net of price effects, production increased by 2.7% from the fourth quarter of 2020 and the sequential performance reported growth of 3.2% when compared to the third quarter of 2021.

The increase, compared to the fourth quarter of 2020, was driven by continuing production ramp-ups in Egypt and Indonesia at the flagship projects of Zohr and Merakes, in a context of strong global demand for gas and LNG and also thanks to the restart of the Damietta liquefaction plant, as well as the progressive easing of OPEC+ production quotas (particularly in the United Arab Emirates and Kazakhstan). The sequential comparison benefitted from the resumption of activity at fields in Norway, Italy and the UK after completion of the maintenance season in the third quarter, easing of OPEC+ quotas, and higher entitlements in Kazakhstan. In the full year of 2021, negative factors, including lower activity in Nigeria, maintenance and mature fields decline weighted more, resulting in a decline of 2.2% (net of price effect).

●	Oil production was 852 kbbl/d, up 5% year-on-year (813 kbbl/d in the full year of 2021, down 4% compared to the full year of 2020). Production growth in Egypt and the progressive easing of OPEC+ production quotas were partly offset by price effects, the reduction in Nigeria and mature fields decline.
●	Natural gas production was 4,700 mmcf/d in the quarter, down 2% compared to the same period of 2021 (4,613 mmcf/d in the full year of 2021, down 2%). The impact of mature field declines and lower activity in Nigeria were partly offset by the ramp-ups at Zohr (Egypt) and Merakes (Indonesia), boosted by strong global demand.

Proved oil&gas reserves

(milioni di boe)
Net proved reserves at December 31, 2020		6,905
Additions		337
Production		(614)
Net proved reserves at December 31, 2021		6,628
Reserves replacement ratio, all sources	(%)	55

●	In 2021, net additions of proved reserves were 337 million boe relating to new discoveries, extensions and revisions of previous estimates. These additions drove an all-sources reserve replacement ratio of 55%. Revisions of previous estimates include favorable price effects for 196 million boe, mainly due to an increased Brent reference price (69 $/barrel in 2021 compared to 41 $/barrel in 2020).
●	The reserve life index was 10.8 years as of December 31, 2021.

1 It includes the estimated Vår Energi result for the fourth quarter of 2021.

●	More information about the Company’s reserves activity for the year will be disclosed in our 2021 Annual Report on Form 20-F.

Results

Q3		Q4			Full Year
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
2,335	Operating profit (loss)	3,895	554	..	9,895	(610)	..
109	Exclusion of special items	(255)	248		(592)	2,157
2,444	Adjusted operating profit (loss)	3,640	802	354	9,303	1,547	501
(73)	Net finance (expense) income	(47)	(45)		(313)	(316)
209	Net income (expense) from investments	273	161		701	262
(1,067)	Income taxes	(1,586)	(290)		(4,126)	(1,369)
1,513	Adjusted net profit (loss)	2,280	628	..	5,565	124	..
	Results also include:
100	Exploration expenses:	326	48	..	558	510	9
42	- prospecting, geological and geophysical expenses	50	53		194	196
58	- write-off of unsuccessful wells	276	(5)		364	314
951	Capital expenditure	1,183	781	51	3,940	3,472	13

●	In the fourth quarter of 2021, the recovery in profitability of Exploration & Production gained momentum with an adjusted operating profit of €3,640 million, a 49% increase from the third quarter of 2021 (compared to the year-ago quarter impacted by the pandemic, the result increased by 354%), driven by an ongoing recovery in the oil scenario with the reference Brent price increasing by 9% (up 80% compared to the fourth quarter of 2020), while a tight gas market drove materially higher spot prices, up 100% vs. the third quarter of 2021 and up 533% vs. the same period of 2020. Against this backdrop, Eni’s realized prices of liquids increased by 11%, whereas natural gas realized prices increased by 43% compared to the third quarter of 2021, (up 82% and 154% when compared to the fourth quarter of 2020). Production volumes increased by 3.2% from the third quarter of 2021.

In the full year of 2021, the adjusted operating profit was €9,303 million, an increase of €7.8 billion compared to the same period of 2020 (up 501%) due to materially higher realized prices (up 80% and 77% vs. the full year of 2020 for liquids and gas, respectively) partly offset by lower production volumes.

●	The segment reported an adjusted net profit of €2,280 million in the fourth quarter of 2021, an increase of about €1.7 billion (up €5.4 billion in the full year of 2021) compared to €628 million reported in the fourth quarter of 2020, due to a recovery in operating profit. In the full year, the adjusted net profit benefitted from a reduction in the tax rate due to recovery in the upstream scenario and a more favorable geographic mix of profits (in terms of a reducing share of taxable income in Countries with a higher tax rate), as well as to the fact that the 2020 reporting period was affected by a number of drivers leading to tax dis-optimizations.

For the disclosure on business segment special charges, see page 16.

Global Gas & LNG Portfolio

Sales

Q3			Q4			Full Year
2021			2021	2020	% Ch.	2021	2020	% Ch.
491	Spot Gas price at Italian PSV	€/kcm	987	156	533	487	112	335
500	TTF		975	155	529	486	100	386
(9)	Spread PSV vs. TTF		12	1	..	1	12	(92)
	Natural gas sales	bcm
8.90	Italy		10.25	8.65	18	36.88	37.30	(1)
6.59	Rest of Europe		7.52	8.26	(9)	28.01	23.00	22
0.71	of which: Importers in Italy		0.73	0.94	(22)	2.89	3.67	(21)
5.88	European markets		6.79	7.32	(7)	25.12	19.33	30
1.65	Rest of World		1.11	1.66	(33)	5.56	4.69	19
17.14	Worldwide gas sales (*)		18.88	18.57	2	70.45	64.99	8
2.90	of which: LNG sales		2.80	2.90	(3)	10.90	9.50	15
(*) Data include intercompany sales.

●	In the fourth quarter of 2021, natural gas sales of 18.88 bcm slightly increased by 2% compared to the same period of 2020, due to the higher gas volumes marketed in Italy, which were partly offset by lower sales in Belgium and Turkey. In the full year of 2021, natural gas sales were 70.45 bcm, up 8%, mainly due to the higher LNG volumes marketed.

Results

Q3		Q4			Full Year
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
(1,725)	Operating profit (loss)	2,864	(290)	..	899	(332)	..
1,775	Exclusion of special items	(2,328)	189		(319)	658
50	Adjusted operating profit (loss)	536	(101)	631	580	326	78
(7)	Net finance (expense) income	(6)			(17)
	Net income (expense) from investments	2	(4)			(15)
(18)	Income taxes	(365)	26		(394)	(100)
25	Adjusted net profit (loss)	167	(79)	311	169	211	..
1	Capital expenditure	3	3		19	11	73

●	In the fourth quarter of 2021, the Global Gas & LNG Portfolio segment reported an adjusted operating profit of €536 million, a robust growth compared to the fourth quarter of 2020 (up by €637 million). The positive performance in the quarter leveraged on the continuous initiatives of portfolio optimization and renegotiations which allowed them to benefit from extreme volatile gas and LNG markets. These positives were partially offset by higher provisions due to an increased nominal value of trade receivables, as well as the ongoing contractual claims. In FY 2021, the adjusted operating profit of €580 million increased by 78% vs the FY 2020, due to the same drivers of the quarter, higher gas volumes sold in the European markets and higher LNG sales.

For the disclosure on business segment special charges, see page 16.

Refining & Marketing and Chemicals

Production and sales

Q3			Q4			Full Year
2021			2021	2020	% Ch.	2021	2020	% Ch.
(0.4)	Standard Eni Refining Margin (SERM)	$/bbl	(2.2)	0.2	..	(0.9)	1.7	..
4.53	Throughputs in Italy	mmtonnes	4.13	3.93	5	16.51	14.82	11
2.77	Throughputs in the rest of World		2.83	2.48	14	10.88	9.07	20
7.30	Total throughputs		6.96	6.41	9	27.39	23.89	15
83	Average refineries utilization rate	%	76	74		76	69
163	Bio throughputs	ktonnes	198	183	8	665	710	(6)
63	Average bio refineries utilization rate	%	77	64		65	63
	Marketing
2.07	Retail sales in Europe	mmtonnes	1.90	1.63	17	7.23	6.61	9
1.45	Retail sales in Italy		1.36	1.14	19	5.12	4.56	12
0.62	Retail sales in the rest of Europe		0.54	0.49	10	2.11	2.05	3
22.3	Retail market share in Italy	%	22.4	22.8		22.3	23.2
2.29	Wholesale sales in Europe	mmtonnes	2.20	2.11	4	8.21	8.15	1
1.70	Wholesale sales in Italy		1.57	1.50	5	6.02	5.75	5
0.59	Wholesale sales in the rest of Europe		0.63	0.61	3	2.19	2.40	(9)
	Chemicals
1.03	Sales of petrochemical products	mmtonnes	1.11	1.33	(17)	4.45	4.34	3
60	Average plant utilization rate	%	67	75		66	65

•	In the fourth quarter of 2021, the declining trend in the refining scenario started a year ago, as gauged by the Standard Eni Refining Margin fell further, with the average of the period at minus -2.2 $/bbl, sharply lower than the values recorded in the third quarter 2021 and from the +0.2 $/bbl reported in the comparative period. The refining margins in the fourth quarter were the worst of the last ten years, as an ongoing weakness in the crack spreads of products were compounded, mainly in the last month, by exceptionally-high spot prices for gas that have affected both the cost of processing and refinery utilities. Product crack spreads were pressured by rising oil feedstock costs leveraging on OPEC+ production management, a slow recovery in the jet fuel segment and oversupplies of gasoil. On the positive side, widening spreads of sour crudes vs. the light Brent benchmark (-1.5 $/bbl Ural vs. Brent compared to +0.2 $/bbl recorded in the quarter of 2020) helped refining margins.
•	In the fourth quarter of 2021, throughputs on own account at Eni’s refineries in Italy were 4.13 mmtonnes, 5% higher than the fourth quarter 2020 (up 11% vs. the full year of 2020) in response to a lower impact of the COVID-19 pandemic compared to the comparative period which was negatively affected by the partial lockdown of the economy, partly offset by the impact of a depressed refining scenario. Throughputs in the rest of world increased at the ADNOC plants, in recovery compared to the previous year.
•	In the fourth quarter of 2021, bio throughputs were 198 ktonnes, up 8% compared to the same period of 2020, due to higher volumes processed at Venice biorefinery. In the full year of 2021, bio throughputs were 665 ktonnes, down 6% from the same period of the previous year against the backdrop of a depressed trading environment.

•	In the fourth quarter of 2021, retail sales in Italy were 1.36 mmtonnes, up 19% YoY, mainly in the company-owned stations, due to the restarting of economic activities and travel. In the full year of 2021 retail sales amounted to 5.12 mmtonnes, up 12%; an increase that reflects the fact that 2020 was impacted by the lockdown measures during the pandemic. The market share in the fourth quarter 2021 was 22.4% (22.8% in the fourth quarter 2020).
•	In the fourth quarter of 2021, wholesale sales in Italy were 1.57 mmtonnes, up 5% compared to the same period of 2020 (6.02 mmtonnes in the full year of 2021; up 5%), driven by higher sales in the jet fuel segment, and twice as high compared to quarter 2020, following early signs of resumption of the aviation sector.
•	Sales of petrochemical products were 1.11 mmtonnes in the fourth quarter, decreasing by 17% compared to the same period of 2020, due to lower product availability for planned maintenance standstills, mainly in the intermediates (down 19%) and the polyethylene (down 14%) businesses. In the full year of 2021 the business reported higher sales volumes (up 0.11 mmtonnes, up 3% vs. the full year of 2020) due to the macroeconomic recovery, the rebound in product demand in key segments such as packaging and durable goods sectors and the recovery in the automotive. Furthermore, the increase in the full year was driven by higher plant availability also benefitting from the rescheduling of the multi-year maintenance program, a rebound in product demand and lower imports from the USA and the Middle East, which were also due to temporary products shortages.

•	Petrochemical product margins improved significantly in the downstream lines driven by the macroeconomic recovery, which mitigated competitive pressures, and contingent factors due to temporary supply shortages during the first half of the year. The exceptionally strong product spreads of polyethylene vs the feedstock cost recorded in the third quarter 2021 moderated in the fourth quarter as plants affected by contingent issues returned to normal activity (approximately 398 €/tonnes, down 13% vs. third quarter 2021); however, they remained profitable compared to the same quarter last year. Styrenics/elastomers also reported improved margins due to higher demand. Cracker margins declined moderately both in the full year of 2021 due to higher oil-based feedstock (Virgin Naphtha) and utilities costs.

Results

Q3		Q4			Full Year
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
399	Operating profit (loss)	(173)	(139)	..	111	(2,463)	..
(302)	Exclusion of inventory holding (gains) losses	(321)	(110)		(1,455)	1,290
89	Exclusion of special items	389	145		1,495	1,179
186	Adjusted operating profit (loss)	(105)	(104)	(1)	151	6	..
161	- Refining & Marketing	(36)	(59)	..	(46)	235	..
25	- Chemicals	(69)	(45)	..	197	(229)	..
(9)	Net finance (expense) income	(13)	(1)		(32)	(7)
19	Net income (expense) from investments	10	(71)		(4)	(161)
(14)	of which: ADNOC R&GT	(31)	(58)		(76)	(167)
(54)	Income taxes	(2)	(29)		(59)	(84)
142	Adjusted net profit (loss)	(110)	(205)	..	56	(246)	..
162	Capital expenditure	231	256	(10)	728	771	(6)

•	In the fourth quarter of 2021, the Refining & Marketing business reported an adjusted operating loss of €36 million, an improvement of €23 million compared to the fourth quarter 2020 due to plant optimizations and higher volumes sold by marketing business benefitting from the reopening of the economy and increased mobility. These positives more than offset the depressed refining scenario (both traditional and bio). In the full year of 2021, the business reported a loss of €46 million due to the exceptional decline in refining margins, the worst in the last ten years, and higher expenses for the purchase of emission allowances, compared to an adjusted operating profit of €235 million supported by the slightly positive refining margins.
•	In the fourth quarter of 2021, the Chemicals business, managed by Versalis, reported a loss of €69 million, down €24 million compared to the comparative period as result of lower production due to the rescheduling of maintenance to capture the exceptional market opportunities in the first half of the year. In the full year of 2021 the adjusted operating profit of €197 million represents a sharp improvement vs. the comparative period (loss of €229 million) due to a global economic recovery that supported demands and margins of plastic commodities softening competitive pressure, higher plant availability as well as certain contingent issues reducing imports from non-EU countries leading product shortages in the area, enabling the business to capture market opportunities.

For the disclosure on business segment special charges, see page 16.

Plenitude & Power

Production and sales

Q3			Q4			Full Year
2021			2021	2020	% Ch.	2021	2020	% Ch.
	Plenitude
0.63	Retail gas sales	bcm	2.62	2.50	5	7.85	7.68	2
4.22	Retail power sales to end customers	TWh	4.72	3.41	38	16.49	12.49	32
9.97	Retail/business customers (POD)	mln pod	10.04	9.70	4	10.04	9.70	4
249	Energy production from renewable sources	GWh	467	88	431	974	340	186
862	Installed capacity from renewables at period end	MW	1,137	335	239	1,137	335	239
48	of which: - photovoltaic	%	48	79		48	79
51	- wind		51	19		51	19
1	- installed storage capacity		1	2		1	2
	Power
7.82	Power sales in the open market	TWh	7.75	6.58	18	28.54	25.33	13
5.81	Thermoelectric production		6.35	5.18	23	22.36	20.95	7

•	Retail gas sales amounted to 2.62 bcm in the fourth quarter of 2021, increasing by 5% compared to the same period of 2020 thanks to higher gas sales in the Italian market. In the full year of 2021, retail gas sales were 7.85 bcm, increasing by 2% as a result of the lower impact of COVID-19 and the contribution from the acquisition of Aldro Energía.
•	Retail power sales to end customers were 4.72 TWh in the fourth quarter of 2021, increasing by 38%, benefitting from the aforementioned acquisition of Aldro Energía as well as the growth of activities in Italy and abroad (16.49 TWh in the full year of 2021, up 32%).
•	Energy production from renewable sources amounted to 467 GWh in the fourth quarter of 2021, more than fivefold the same period of 2020 (974 GWh in the full year of 2021; almost a three-fold increase vs. the comparative period) mainly due to the entry into production of new plants in Italy, France, Spain and the United States.
•	As of December 31, 2021, the installed capacity from renewables was 1,137 MW, up by 802 MW compared to the full of year 2020.
•	Power sales in the open market were 7.75 TWh in the fourth quarter of 2021, increasing by 18% from the comparative period (28.54 TWh in the full year of 2021, up 13% compared to the same period of 2020) due to higher volumes marketed to power exchange.

Results

Q3		Q4			Full Year
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
2,059	Operating profit (loss)	(527)	404	..	2,360	660	..
(1,995)	Exclusion of special items	624	(272)		(1,889)	(195)
64	Adjusted operating profit (loss)	97	132	(27)	471	465	1
30	- Plenitude	86	96	(10)	363	304	19
34	- Power	11	36	(69)	108	161	(33)
	Net finance (expense) income	(1)			(2)	(1)
(3)	Net income (expense) from investments	(3)	2		(3)	6
(11)	Income taxes	(44)	(39)		(144)	(141)
50	Adjusted net profit (loss)	49	95	(48)	322	329	(2)
98	Capital expenditure	185	89	108	443	293	51

•	In the fourth quarter of 2021, Plenitude reported an adjusted operating profit of €86 million, a decrease compared to the same period of 2020. In the full year of 2021, profit amounted to €363 million representing an increase of 19%. Performance was supported by gains in the extra-commodity business, as well as benefits from the integration of the distributed photovoltaic business (Evolvere), marketing initiatives in Italy, a growth in customer base following expansion in Greece, the acquisition of Aldro Energía in Spain, and lower than expected credit losses, following an improved economic cycle.
•	The power generation business from gas-fired plants reported an adjusted operating profit of €11 million, which more than halved vs. the fourth quarter of 2020. In the full year of 2021, the result was a profit of €108 million, down 33% compared to 2020 and was driven by lower one-off effects.

For the disclosure on business segment special charges, see page 16.

Group results

Q3		Q4			Full Year
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
19,021	Sales from operations	26,761	11,631	130	76,570	43,987	74
2,793	Operating profit (loss)	5,591	280	..	12,241	(3,275)	..
(300)	Exclusion of inventory holding (gains) losses	(376)	(69)		(1,491)	1,318
(1)	Exclusion of special items (a)	(1,406)	277		(1,083)	3,855
2,492	Adjusted operating profit (loss)	3,809	488	..	9,667	1,898	..
	Breakdown by segment:
2,444	Exploration & Production	3,640	802	354	9,303	1,547	501
50	GGP	536	(101)	631	580	326	78
186	Refining & Marketing and Chemicals	(105)	(104)	..	151	6	..
64	Plenitude & Power	97	132	(27)	471	465	1
(109)	Corporate and other activities	(228)	(84)	(171)	(594)	(507)	(17)
(143)	Impact of unrealized intragroup profit elimination and other consolidation adjustments	(131)	(157)		(244)	61

1,203	Net profit (loss) attributable to Eni's shareholders	3,822	(797)	..	6,128	(8,635)	..
(212)	Exclusion of inventory holding (gains) losses	(267)	(49)		(1,060)	937
440	Exclusion of special items (a)	(1,445)	896		(328)	6,940
1,431	Adjusted net profit (loss) attributable to Eni's shareholders	2,110	50	..	4,740	(758)	..

(a) For further information see table "Breakdown of special items".

Adjusted results

•	In the fourth quarter of 2021, the Group reported an adjusted operating profit of €3,809 million, a 53% increase compared to the third quarter of 2021 (up €1,317 million) due to strengthening hydrocarbon prices, supported by better fundamentals and a tight natural gas market which drove material increases in the price of natural gas across all geographies. These positive trends, coupled with growth in oil and gas production boosted the E&P performance (up €1,196 million compared to the third quarter 2021, or 49%). The Group result for the quarter was also supported by a strong performance of the GGP business, which generated €536 million of Ebit thanks to portfolio optimizations and contract renegotiations. The Plenitude & Power segment continued to report steady results (operating profit of €97 million). The Group performance increased by more than 680% and 400% compared to the fourth quarter and the full year of 2020 respectively, due to a strong recovery in commodity prices driven by completely different market conditions, which turned to balanced/undersupplied compared to oversupplied markets a year ago impacted by the pandemic COVID-19, due to the reopening of the economies and a strong macroeconomic cycle which drove hydrocarbons demands and significant drawdowns at global oil and products inventories. Commodities supply was impacted by capex plan reduction of oil companies in response to the crisis of the COVID-19. These trends resulted in robust price increases for all energy commodities (in the full year 2021, Brent price of 70.73 $/bbl on average up approximately 70%; the Italian reference spot price “PSV” of natural gas was up 487 €/kcm, or 335%).

•	Adjusted net result was back at pre-COVID levels with €2,110 million in the fourth quarter 2021, a noticeable improvement compared to the substantially break-even result in fourth quarter 2020 due to an improved operating profit and higher results at equity-accounted JVs and associates, and finally by a better consolidated tax rate. In the full year of 2021, adjusted net profit was €4,740 million, compared to a loss of €758 million in the full year of 2020, due to the same trends as in the quarter.
•	Review of the Group’s tax rate: in the full year of 2021 the consolidated tax rate was 48%. The main driver of this trend was the normalization of the E&P tax rate, which was driven by a better geographical mix of profits on the back of a strengthened scenario, which lowered the relative weight of jurisdictions characterized by higher tax rates, as well as the fact that the 2020 reporting period was affected by a number of tax dis-optimizations resulting in a particularly high tax rate.

Special items

The breakdown of special items recorded in operating profit by segment (a net gains of €1,083 million in the full year of 2021, €1,406 million in the fourth quarter 2021) is as follows:

•	E&P: net gains in the full year of €592 million (€255 million in the fourth quarter) mainly related to the reversals of previously recognized impairment losses for €1,055 million (€682 million in the fourth quarter), which related to gas fields in Italy and fields in Congo, the USA, Libya and Algeria, driven by an improved hydrocarbon pricing environment, the write-off of exploration projects due to the refocusing of the portfolio with the exiting from marginal areas. Other special items were related to impairment losses of credits (€131 million in the fourth quarter) and environmental charges.
•	GGP: net gains of €319 million (€2,328 million in the fourth quarter) mainly included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption (€207 million and €2,342 million in the full year of 2021 and fourth quarter, respectively) following a noticeable increase in natural gas prices. Other gains are represented by the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown the margins captured on volumes in inventories above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (€352 million and €45 million in the full year of 2021 and fourth quarter, respectively).

In the full year the reclassification to adjusted operating profit of the positive balance of €206 million (€52 million in the quarter) related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.

•	R&M and Chemicals: in the full year of 2021, net charges of €1,495 million (€389 million in the fourth quarter of 2021) were incurred due to impairment losses taken at operated refineries and joint operations in Italy and in Europe for an overall amount of €900 million leading to the complete write-off of the stated book values, which were driven by the projections of lower future expected cash flows on the back of a deteriorated margin environment and the forecast of higher expenses for emission allowances. Other charges include the write-down (approximately €400 million) of capital expenditures made for compliance and stay-in-business at certain Cash Generating Units with expected negative cash flows. Other special items related to environmental charges (€150 million), as well as the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (charge of €50 million).
•	Plenitude & Power: net gains of €1,889 million in the full year of 2021 (net charges of €624 million in the fourth quarter) including the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges driven by record growth of natural gas prices.

The other special items in the fourth quarter of 2021 were related to: (i) impairment reversals of equity investments related to joint ventures in the E&P segment; (ii) alignment with the current values of the raw materials and products inventory as well as write-downs and extraordinary charges of the ADNOC refinery.

Net borrowings and cash flow from operations

Q3		Q4			Full Year
2021	(€ million)	2021	2020	Change	2021	2020	Change
1,208	Net profit (loss)	3,827	(795)	4,622	6,147	(8,628)	14,775
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,828	- depreciation, depletion and amortization and other non monetary items	2,063	2,476	(413)	8,164	12,641	(4,477)
(4)	- net gains on disposal of assets	(9)	(3)	(6)	(101)	(9)	(92)
1,675	- dividends, interests and taxes	1,635	627	1,008	5,445	3,251	2,194
(757)	Changes in working capital related to operations	(604)	(632)	28	(3,158)	(18)	(3,140)
185	Dividends received by equity investments	318	96	222	857	509	348
(993)	Taxes paid	(1,245)	(625)	(620)	(3,740)	(2,049)	(1,691)
(209)	Interests (paid) received	(160)	(156)	(4)	(763)	(875)	112
2,933	Net cash provided by operating activities	5,825	988	4,837	12,851	4,822	8,029
(1,200)	Capital expenditure	(1,645)	(1,187)	(458)	(5,234)	(4,644)	(590)
(553)	Investments	(1,314)	(33)	(1,281)	(2,738)	(392)	(2,346)
18	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	148	15	133	403	28	375
(220)	Other cash flow related to investing activities	445	(12)	457	300	(735)	1,035
978	Free cash flow	3,459	(229)	3,688	5,582	(921)	6,503
(469)	Net cash inflow (outflow) related to financial activities	(3,089)	186	(3,275)	(4,743)	1,156	(5,899)
(1,028)	Changes in short and long-term financial debt	1,145	(164)	1,309	(244)	3,115	(3,359)
(230)	Repayment of lease liabilities	(264)	(193)	(71)	(939)	(869)	(70)
(1,617)	Dividends paid and changes in non-controlling interests and reserves	(319)	(8)	(311)	(2,780)	(1,968)	(812)
	Net issue (repayment) of perpetual hybrid bond	(51)	2,975	(3,026)	1,924	2,975	(1,051)
17	Effect of changes in consolidation and exchange differences of cash and cash equivalent	13	(33)	46	52	(69)	121
(2,349)	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	894	2,534	(1,640)	(1,148)	3,419	(4,567)
3,339	Adjusted net cash before changes in working capital at replacement cost	4,617	1,582	3,035	12,713	6,726	5,987
Q3		Q4			Full Year
2021	(€ million)	2021	2020	Change	2021	2020	Change
978	Free cash flow	3,459	(229)	3,688	5,582	(921)	6,503
(230)	Repayment of lease liabilities	(264)	(193)	(71)	(939)	(869)	(70)
(254)	Net borrowings of acquired companies	(336)		(336)	(831)	(67)	(764)
(146)	Exchange differences on net borrowings and other changes	(167)	412	(579)	(375)	759	(1,134)
(1,617)	Dividends paid and changes in non-controlling interest and reserves	(319)	(8)	(311)	(2,780)	(1,968)	(812)
	Net issue (repayment) of perpetual hybrid bond	(51)	2,975	(3,026)	1,924	2,975	(1,051)
(1,269)	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	2,322	2,957	(635)	2,581	(91)	2,672
230	Repayment of lease liabilities	264	193	71	939	869	70
(260)	Inception of new leases and other changes	(288)	117	(405)	(1,258)	(239)	(1,019)
(30)	Change in lease liabilities	(24)	310	(334)	(319)	630	(949)
(1,299)	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	2,298	3,267	(969)	2,262	539	1,723

Net cash provided by operating activities for the full year of 2021 was €12,851 million, an increase of €8 billion compared to the full year of 2020, driven by a better scenario in the upstream segment.

The cash flow benefitted from trade receivables (€2 billion) due in subsequent reporting periods divested to financing institutions, up by approximately €0.7 billion compared to the fourth quarter 2020.

The outflow related to the working capital of approximately €3.2 billion was due to the change in the value of inventory holding, the use of advances received by Egyptian state-owned companies for financing the Zohr project, which were netted against invoices for gas supplies and the adjustment of the derivatives fair value.

The dividends received by equity investments mainly related to Vår Energi.

Cash flow from operations before changes in working capital at replacement cost was €12,713 million. This non-GAAP measure includes net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses relating to oil and products and provisions for extraordinary credit losses and other charges, as well as the fair value of commodity derivatives lacking the formal criteria to be designated as hedges.

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities for the fourth quarter and the full year of 2021 and 2020 is provided below:

	Q4			Full Year
(€ million)	2021	2020	Change	2021	2020	Change
Net cash provided by operating activities	5,825	988	4,837	12,851	4,822	8,029
Changes in working capital related to operations	604	632	(28)	3,158	18	3,140
Exclusion of commodity derivatives	(1,707)	51	(1,758)	(2,139)	440	(2,579)
Exclusion of inventory holding (gains) losses	(376)	(69)	(307)	(1,491)	1,318	(2,809)
Provisions for extraordinary credit losses and other charges	271	(20)	291	334	128	206
Adjusted net cash before changes in working capital at replacement cost	4,617	1,582	3,035	12,713	6,726	5,987

Organic capex was €5.8 billion, in line with the guidance, and included the utilization of trade advances cashed by Egyptian partners in previous reporting periods in relation to the financing of the Zohr project (approximately €500 million). They were fully funded by the adjusted cash flow.

Cash outflows for acquisitions net of divestments were €2.1 billion (to which €0.8 billion of net finance debt are to added) and related to the acquisition of a 20% stake in the Dogger Bank A/B offshore wind project in the North Sea, the 100% stake in Aldro Energía in the retail gas business, the 100% stake in Fri-El Biogas Holding engaged in the bioenergy business in Italy, a company engaged in the installation and management of a network of charging stations for electric vehicles, Be Power, for which half of the price will be paid in 2022, as well as a portfolio of renewables assets operational/under construction in Italy (wind power assets) and in Spain and France (operations related to Dhamma Energy Group and Azora Capital with wind and photovoltaic assets).

Net financial borrowings before IFRS16 decreased by around €2.6 billion mainly due to issuances of hybrid bonds for €2 billion and the free cash flow provided by operating activities (approximately €5.6 billion), partly offset by the payment of dividends to Eni’s shareholders of approximately €2.4 billion (the 2020 balance dividend of €0.24 per share for a total amount of approximately €0.8 billion and the 2021 interim dividend of €0.43 per share for a total amount of €1.5 billion), the €400 million buy-back program, the payment of lease liabilities for €0.9 billion and the consolidation of debt of acquired subsidiaries (€0.8 billion).

Summarized Group Balance Sheet

(€ million)	31 Dic. 2021	Dec. 31, 2020	Change

Fixed assets
Property, plant and equipment	56,158	53,943	2,215
Right of use	4,821	4,643	178
Intangible assets	4,801	2,936	1,865
Inventories - Compulsory stock	1,053	995	58
Equity-accounted investments and other investments	7,702	7,706	(4)
Receivables and securities held for operating purposes	1,902	1,037	865
Net payables related to capital expenditure	(1,804)	(1,361)	(443)
	74,633	69,899	4,734
Net working capital
Inventories	6,077	3,893	2,184
Trade receivables	15,524	7,087	8,437
Trade payables	(16,993)	(8,679)	(8,314)
Net tax assets (liabilities)	(3,770)	(2,198)	(1,572)
Provisions	(13,571)	(13,438)	(133)
Other current assets and liabilities	(2,071)	(1,328)	(743)
	(14,804)	(14,663)	(141)
Provisions for employee post-retirements benefits	(821)	(1,201)	380
Assets held for sale including related liabilities	139	44	95
CAPITAL EMPLOYED, NET	59,147	54,079	5,068

Eni's shareholders equity	44,741	37,415	7,326
Non-controlling interest	82	78	4
Shareholders' equity	44,823	37,493	7,330
Net borrowings before lease liabilities ex IFRS 16	8,987	11,568	(2,581)
Lease liabilities	5,337	5,018	319
- of which Eni working interest	3,653	3,366	287
- of which Joint operators' working interest	1,684	1,652	32
Net borrowings after lease liabilities ex IFRS 16	14,324	16,586	(2,262)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	59,147	54,079	5,068
Leverage before lease liabilities ex IFRS 16	0.20	0.31	(0.11)
Leverage after lease liabilities ex IFRS 16	0.32	0.44	(0.12)
Gearing	0.24	0.31	(0.06)

As of December 31, 2021, fixed assets of €74.6 billion increased by €4.7 billion from December 31, 2020: capital expenditures and acquisitions during the period and the positive impact of exchange rate differences were partly offset by DD&A (the period-end exchange rate of EUR vs. USD was 1.133, down 7.7% compared to 1.227 at December 31, 2020).

Net working capital (-€14.8 billion) was substantially unchanged compared to December 31, 2020: the increased value of oil and product inventories due to the weighted-average cost method of accounting in an environment of rising prices were partly offset by the recognition of income taxes for the period of €1.6 billion and by the increase of the other current assets and liabilities (€0.7 billion).

Shareholders’ equity (€44.8 billion) increased by approximately €7.3 billion compared to December 31, 2020 due to the net profit for the period (€6.15 billion), the issuance in May, 2021 of hybrid bonds for €2 billion and positive foreign currency translation differences (about €2.83 billion) reflecting the appreciation of the US dollar vs. the euro as of December 31, 2021 vs. December 31, 2020, partly offset by the payment of dividends to Eni shareholders (balance dividend 2020 of €0.86 billion and the 2021 interim dividend of €1.53 billion), the buy-back (€0.4 billion) as well as a negative change in the cash flow hedge reserve of €1.26 billion reflecting trends in gas prices.

Net borrowings2 before lease liabilities as of December 31, 2021 were €8.99 billion, down €2.58 billion from December 31, 2020. Leverage3 – the ratio of the borrowings to total equity calculated before the impact of IFRS 16 - was 0.20 at December 31, 2021, lower than December 31, 2020 (0.31).

2 Details on net borrowings are furnished on page 29.

3 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 21 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results of the fourth quarter and the full year of 2021 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis. Furthermore, in line with reporting policy applied by other listed companies, information disclosed in this press release refer only to consolidated results.

Results and cash flow are presented for the third and fourth quarter of 2021, the full year of 2021 and for the 2020 comparative period. Information on the Company’s financial position relates to end of the periods as of December 31, 2021 and December 31, 2020.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2020 Annual Report on Form 20-F filed with the US SEC on April 2, 2021, which investors are urged to read.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

The all sources reserves replacement ratio disclosed elsewhere in this press release is calculated as ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The reserves replacement ratio (RRR) is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. The RRR is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

Adjustments to preliminary results will follow the accounting of Saipem’s result for the fourth quarter, the adjustment for the accounting of Vår Energi’s result for the fourth quarter and the completion of the approval of Eni four-year strategic plan.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the fourth quarter and the full year of 2021 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Full Year 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	9,895	899	111	2,360	(816)	(208)	12,241
Exclusion of inventory holding (gains) losses			(1,455)			(36)	(1,491)
Exclusion of special items:
environmental charges	60		150		61		271
impairment losses (impairment reversals), net	(1,055)	26	1,276	10	23		280
impairment of exploration projects	247						247
net gains on disposal of assets	(77)		(22)	(2)	1		(100)
risk provisions	111		(5)		33		139
provision for redundancy incentives	54	5	42	(5)	91		187
commodity derivatives		(207)	50	(1,982)			(2,139)
exchange rate differences and derivatives	(3)	206	(14)	(6)			183
other	71	(349)	18	96	13		(151)
Special items of operating profit (loss)	(592)	(319)	1,495	(1,889)	222		(1,083)
Adjusted operating profit (loss)	9,303	580	151	471	(594)	(244)	9,667
Net finance (expense) income ⁽ᵃ⁾	(313)	(17)	(32)	(2)	(539)		(903)
Net income (expense) from investments ⁽ᵃ⁾	701		(4)	(3)	(288)		406
Income taxes ⁽ᵃ⁾	(4,126)	(394)	(59)	(144)	244	68	(4,411)
Tax rate (%)							48.1
Adjusted net profit (loss)	5,565	169	56	322	(1,177)	(176)	4,759
of which:
- Adjusted net profit (loss) of non-controlling interest							19
- Adjusted net profit (loss) attributable to Eni's shareholders							4,740
Reported net profit (loss) attributable to Eni's shareholders							6,128
Exclusion of inventory holding (gains) losses							(1,060)
Exclusion of special items							(328)
Adjusted net profit (loss) attributable to Eni's shareholders							4,740

(a) Excluding special items.

(€ million)
Full Year 2020	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	(610)	(332)	(2,463)	660	(563)	33	(3,275)
Exclusion of inventory holding (gains) losses			1,290			28	1,318
Exclusion of special items:
environmental charges	19		85	1	(130)		(25)
impairment losses (impairment reversals), net	1,888	2	1,271	1	21		3,183
net gains on disposal of assets	1		(8)		(2)		(9)
risk provisions	114		5	10	20		149
provision for redundancy incentives	34	2	27	20	40		123
commodity derivatives		858	(185)	(233)			440
exchange rate differences and derivatives	13	(183)	10				(160)
other	88	(21)	(26)	6	107		154
Special items of operating profit (loss)	2,157	658	1,179	(195)	56		3,855
Adjusted operating profit (loss)	1,547	326	6	465	(507)	61	1,898
Net finance (expense) income ⁽ᵃ⁾	(316)		(7)	(1)	(569)		(893)
Net income (expense) from investments ⁽ᵃ⁾	262	(15)	(161)	6	(95)		(3)
Income taxes ⁽ᵃ⁾	(1,369)	(100)	(84)	(141)	(34)	(25)	(1,753)
Tax rate (%)							175.0
Adjusted net profit (loss)	124	211	(246)	329	(1,205)	36	(751)
of which:
- Adjusted net profit (loss) of non-controlling interest							7
- Adjusted net profit (loss) attributable to Eni's shareholders							(758)
Reported net profit (loss) attributable to Eni's shareholders							(8,635)
Exclusion of inventory holding (gains) losses							937
Exclusion of special items							6,940
Adjusted net profit (loss) attributable to Eni's shareholders							(758)

(a) Excluding special items.

(€ million)
IVQ 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	3,895	2,864	(173)	(527)	(392)	(76)	5,591
Exclusion of inventory holding (gains) losses			(321)			(55)	(376)
Exclusion of special items:
environmental charges	41		71		56		168
impairment losses (impairment reversals), net	(682)	26	237	10	11		(398)
impairment of exploration projects	225						225
net gains on disposal of assets	(2)		(5)	(1)			(8)
risk provisions	14		(1)		25		38
provision for redundancy incentives	35	3	19	(6)	61		112
commodity derivatives		(2,342)	19	616			(1,707)
exchange rate differences and derivatives	(9)	52	(6)	(1)			36
other	123	(67)	55	6	11		128
Special items of operating profit (loss)	(255)	(2,328)	389	624	164		(1,406)
Adjusted operating profit (loss)	3,640	536	(105)	97	(228)	(131)	3,809
Net finance (expense) income (a)	(47)	(6)	(13)	(1)	(134)		(201)
Net income (expense) from investments (a)	273	2	10	(3)	(5)		277
Income taxes (a)	(1,586)	(365)	(2)	(44)	191	36	(1,770)
Tax rate (%)							45.6
Adjusted net profit (loss)	2,280	167	(110)	49	(176)	(95)	2,115
of which:
- Adjusted net profit (loss) of non-controlling interest							5
- Adjusted net profit (loss) attributable to Eni's shareholders							2,110
Reported net profit (loss) attributable to Eni's shareholders							3,822
Exclusion of inventory holding (gains) losses							(267)
Exclusion of special items							(1,445)
Adjusted net profit (loss) attributable to Eni's shareholders							2,110

(a) Excluding special items.

(€ million)
IVQ 2020
	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	554	(290)	(139)	404	(51)	(198)	280
Exclusion of inventory holding (gains) losses			(110)			41	(69)
Exclusion of special items:
environmental charges	18		11	1	(130)		(100)
impairment losses (impairment reversals), net	231	2	201	(4)	8		438
net gains on disposal of assets			(3)				(3)
risk provisions	7		5	10	14		36
provision for redundancy incentives	17		18	(7)	4		32
commodity derivatives		389	(60)	(278)			51
exchange rate differences and derivatives	6	(83)	25				(52)
other	(31)	(119)	(52)	6	71		(125)
Special items of operating profit (loss)	248	189	145	(272)	(33)		277
Adjusted operating profit (loss)	802	(101)	(104)	132	(84)	(157)	488
Net finance (expense) income (a)	(45)		(1)		(130)		(176)
Net income (expense) from investments (a)	161	(4)	(71)	2	(26)		62
Income taxes (a)	(290)	26	(29)	(39)	(20)	30	(322)
Tax rate (%)							..
Adjusted net profit (loss)	628	(79)	(205)	95	(260)	(127)	52
of which:
- Adjusted net profit (loss) of non-controlling interest							2
- Adjusted net profit (loss) attributable to Eni's shareholders							50
Reported net profit (loss) attributable to Eni's shareholders							(797)
Exclusion of inventory holding (gains) losses							(49)
Exclusion of special items							896
Adjusted net profit (loss) attributable to Eni's shareholders							50

(a) Excluding special items.

(€ million)
IIIQ 2021
	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,335	(1,725)	399	2,059	(130)	(145)	2,793
Exclusion of inventory holding (gains) losses			(302)			2	(300)
Exclusion of special items:
environmental charges	10		14				24
impairment losses (impairment reversals), net	3		69		4		76
impairment of exploration projects
net gains on disposal of assets			(4)				(4)
risk provisions	65				9		74
provision for redundancy incentives	4	2	5		8		19
commodity derivatives		1,920	(1)	(2,082)			(163)
exchange rate differences and derivatives	5	98	(6)	(3)			94
other	22	(245)	12	90			(121)
Special items of operating profit (loss)	109	1,775	89	(1,995)	21		(1)
Adjusted operating profit (loss)	2,444	50	186	64	(109)	(143)	2,492
Net finance (expense) income ⁽ᵃ⁾	(73)	(7)	(9)		(142)		(231)
Net income (expense) from investments ⁽ᵃ⁾	209		19	(3)	(71)		154
Income taxes ⁽ᵃ⁾	(1,067)	(18)	(54)	(11)	130	41	(979)
Tax rate (%)							40.5
Adjusted net profit (loss)	1,513	25	142	50	(192)	(102)	1,436
of which:
- Adjusted net profit (loss) of non-controlling interest							5
- Adjusted net profit (loss) attributable to Eni's shareholders							1,431
Reported net profit (loss) attributable to Eni's shareholders							1,203
Exclusion of inventory holding (gains) losses							(212)
Exclusion of special items							440
Adjusted net profit (loss) attributable to Eni's shareholders							1,431

(a) Excluding special items.

Breakdown of special items

Q3		Q4		Full Year
2021	(€ million)	2021	2020	2021	2020
24	Environmental charges	168	(100)	271	(25)
76	Impairment losses (impairment reversals), net	(398)	438	280	3,183
	Impairment of exploration projects	225		247
(4)	Net gains on disposal of assets	(8)	(3)	(100)	(9)
74	Risk provisions	38	36	139	149
19	Provisions for redundancy incentives	112	32	187	123
(163)	Commodity derivatives	(1,707)	51	(2,139)	440
94	Exchange rate differences and derivatives	36	(52)	183	(160)
(121)	Other	128	(125)	(151)	154
(1)	Special items of operating profit (loss)	(1,406)	277	(1,083)	3,855
(90)	Net finance (income) expense	(27)	68	(115)	152
	of which:
(94)	- exchange rate differences and derivatives reclassified to operating profit (loss)	(36)	52	(183)	160
50	Net income (expense) from investments	304	399	756	1,655
	of which:
50	- impairment/revaluation of equity investments	304	370	756	1,207
481	Income taxes	(316)	152	114	1,278
440	Total special items of net profit (loss)	(1,445)	896	(328)	6,940

Analysis of Profit and Loss account items

Sales from operations

Q3		Q4			Full Year
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
5,548	Exploration & Production	7,273	3,495	108	21,742	13,590	60
4,687	Global Gas & LNG Portfolio	10,213	2,198	365	20,843	7,051	196
10,364	Refining & Marketing and Chemicals	12,426	6,557	90	40,374	25,340	59
2,394	Plenitude & Power	4,046	2,122	91	11,182	7,536	48
405	Corporate and other activities	481	446	8	1,698	1,559	9
(4,377)	Consolidation adjustments	(7,678)	(3,187)		(19,269)	(11,089)
19,021		26,761	11,631	130	76,570	43,987	74

Operating expenses

Q3		Q4			Full Year
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
13,808	Purchases, services and other	19,615	8,834	122	55,540	33,551	66
99	Impairment losses (impairment reversals) of trade and other receivables, net	113	12	..	279	226	23
626	Payroll and related costs	763	644	18	2,882	2,863	1
19	of which: provision for redundancy incentives and other	112	32		187	123
14,533		20,491	9,490	116	58,701	36,640	60

DD&A, impairments, reversals and write-off

Q3		Q4			Full Year
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
1,510	Exploration & Production	1,663	1,407	18	5,976	6,273	(5)
43	Global Gas & LNG Portfolio	57	31	84	174	125	39
118	Refining & Marketing and Chemicals	128	142	(10)	512	575	(11)
79	Plenitude & Power	84	61	38	285	217	31
37	Corporate and other activities	38	37	3	148	146	1
(8)	Impact of unrealized intragroup profit elimination	(9)	(8)		(33)	(32)
1,779	Total depreciation, depletion and amortization	1,961	1,670		7,062	7,304	(3)
76	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	(398)	438	..	280	3,183	(91)
1,855	Depreciation, depletion, amortization, impairments and reversals	1,563	2,108	(26)	7,342	10,487	(30)
70	Write-off of tangible and intangible assets	288	18	..	387	329	18
1,925		1,851	2,126	(13)	7,729	10,816	(29)

Income (expense) from investments

(€ million)
Full Year 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	123		(333)		(363)	(573)
Dividends	171		59			230
Net gains (losses) on disposals	1					1
Other income (expense), net		(5)	3	(3)	(3)	(8)
	295	(5)	(271)	(3)	(366)	(350)

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Sept. 30, 2021	(€ million)	31 Dic. 2021	Dec. 31, 2020	Change
26,111	Total debt	27,794	26,686	1,108
4,742	- Short-term debt	4,080	4,791	(711)
21,369	- Long-term debt	23,714	21,895	1,819
(7,364)	Cash and cash equivalents	(8,254)	(9,413)	1,159
(6,464)	Securities held for trading	(6,301)	(5,502)	(799)
(974)	Financing receivables held for non-operating purposes	(4,252)	(203)	(4,049)
11,309	Net borrowings before lease liabilities ex IFRS 16	8,987	11,568	(2,581)
5,313	Lease Liabilities	5,337	5,018	319
3,676	- of which Eni working interest	3,653	3,366	287
1,637	- of which Joint operators' working interest	1,684	1,652	32
16,622	Net borrowings after lease liabilities ex IFRS 16	14,324	16,586	(2,262)
40,280	Shareholders' equity including non-controlling interest	44,823	37,493	7,330
0.28	Leverage before lease liability ex IFRS 16	0.20	0.31	(0.11)
0.41	Leverage after lease liability ex IFRS 16	0.32	0.44	(0.12)

The increase in financing receivables was due to the material increase in commodity prices and in commodity derivates exposure which triggered requests from financial counterparts and commodity exchanges to adjust the financial deposits to secure the derivatives transactions (margin calls). Those deposit will be reimbursed to the Company upon settlement of the underlying transactions.

Pro-forma leverage

(€ million)	Reported measure	Lease liabilities of Joint operators' working interest	Pro-forma measure
Net borrowings after lease liabilities ex IFRS 16	14,324	1,684	12,640

Shareholders' equity including non-controlling interest	44,823		44,823

Pro-forma leverage	0.32		0.28

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Consolidated financial statements

BALANCE SHEET

(€ million)
	31 Dic. 2021	Dec. 31, 2020
ASSETS
Current assets
Cash and cash equivalents	8,254	9,413
Other financial activities held for trading	6,301	5,502
Other financial assets	4,309	254
Trade and other receivables	18,849	10,926
Inventories	6,077	3,893
Income tax assets	168	184
Other assets	13,635	2,686
	57,593	32,858
Non-current assets
Property, plant and equipment	56,158	53,943
Right of use assets	4,821	4,643
Intangible assets	4,801	2,936
Inventory - compulsory stock	1,053	995
Equity-accounted investments	6,409	6,749
Other investments	1,293	957
Other financial assets	1,885	1,008
Deferred tax assets	2,633	4,109
Income tax assets	108	153
Other assets	1,029	1,253
	80,190	76,746
Assets held for sale	263	44
TOTAL ASSETS	138,046	109,648
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,299	2,882
Current portion of long-term debt	1,781	1,909
Current portion of long-term lease liabilities	948	849
Trade and other payables	21,688	12,936
Income taxes payable	671	243
Other liabilities	15,802	4,872
	43,189	23,691
Non-current liabilities
Long-term debt	23,714	21,895
Long-term lease liabilities	4,389	4,169
Provisions for contingencies	13,571	13,438
Provisions for employee benefits	821	1,201
Deferred tax liabilities	4,795	5,524
Income taxes payable	374	360
Other liabilities	2,246	1,877
	49,910	48,464
Liabilities directly associated with assets held for sale	124
TOTAL LIABILITIES	93,223	72,155
Share capital	4,005	4,005
Retained earnings	22,559	34,043
Cumulative currency translation differences	6,728	3,895
Other reserves and equity instruments	6,279	4,688
Treasury shares	(958)	(581)
Net profit (loss)	6,128	(8,635)
Total Eni shareholders' equity	44,741	37,415
Non-controlling interest	82	78
TOTAL SHAREHOLDERS' EQUITY	44,823	37,493
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	138,046	109,648

GROUP PROFIT AND LOSS ACCOUNT

Q3		Q4		Full Year
2021	(€ million)	2021	2020	2021	2020
19,021	Sales from operations	26,761	11,631	76,570	43,987
233	Other income and revenues	314	306	1,198	960
19,254	Total revenues	27,075	11,937	77,768	44,947
(13,808)	Purchases, services and other	(19,615)	(8,834)	(55,540)	(33,551)
(99)	Impairment reversals (impairment losses) of trade and other receivables, net	(113)	(12)	(279)	(226)
(626)	Payroll and related costs	(763)	(644)	(2,882)	(2,863)
(3)	Other operating (expense) income	858	(41)	903	(766)
(1,779)	Depreciation, Depletion and Amortization	(1,961)	(1,670)	(7,062)	(7,304)
(76)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	398	(438)	(280)	(3,183)
(70)	Write-off of tangible and intangible assets	(288)	(18)	(387)	(329)
2,793	OPERATING PROFIT (LOSS)	5,591	280	12,241	(3,275)
857	Finance income	1,035	355	3,723	3,531
(943)	Finance expense	(1,168)	(857)	(4,216)	(4,958)
2	Net finance income (expense) from financial assets held for trading	(10)	13	11	31
(57)	Derivative financial instruments	(31)	245	(306)	351
(141)	FINANCE INCOME (EXPENSE)	(174)	(244)	(788)	(1,045)
53	Share of profit (loss) of equity-accounted investments	(149)	(355)	(573)	(1,733)
51	Other gain (loss) from investments	122	18	223	75
104	INCOME (EXPENSE) FROM INVESTMENTS	(27)	(337)	(350)	(1,658)
2,756	PROFIT (LOSS) BEFORE INCOME TAXES	5,390	(301)	11,103	(5,978)
(1,548)	Income taxes	(1,563)	(494)	(4,956)	(2,650)
1,208	Net profit (loss)	3,827	(795)	6,147	(8,628)
	attributable to:
1,203	- Eni's shareholders	3,822	(797)	6,128	(8,635)
5	- Non-controlling interest	5	2	19	7

	Earnings per share (€ per share)
0.33	- basic	1.06	(0.22)	1.69	(2.42)
0.33	- diluted	1.06	(0.22)	1.69	(2.42)
	Weighted average number of shares outstanding (million)
3,570.1	- basic	3,548.9	3,572.5	3,566.0	3,572.5
3,575.4	- diluted	3,556.5	3,572.5	3,573.6	3,572.5

COMPREHENSIVE INCOME (LOSS)

	Q4		Full Year
(€ million)	2021	2020	2021	2020
Net profit (loss)	3,827	(795)	6,147	(8,628)
Items that are not reclassified to profit or loss in later periods	132	25	149	33
Remeasurements of defined benefit plans	119	(16)	119	(16)
Share of other comprehensive income on equity accounted entities			2
Change in the fair value of interests with effects on other comprehensive income	90	16	105	24
Taxation	(77)	25	(77)	25
Items that may be reclassified to profit in later periods	914	(1,244)	1,900	(2,813)
Currency translation differences	848	(1,508)	2,831	(3,314)
Change in the fair value of cash flow hedging derivatives	73	390	(1,263)	661
Share of other comprehensive income on equity-accounted entities	14	(14)	(40)	32
Taxation	(21)	(112)	372	(192)

Total other items of comprehensive income (loss)	1,046	(1,219)	2,049	(2,780)
Total comprehensive income (loss)	4,873	(2,014)	8,196	(11,408)
attributable to:
- Eni's shareholders	4,868	(2,016)	8,177	(11,415)
- Non-controlling interest	5	2	19	7

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2020		47,900
Total comprehensive income (loss)	(11,408)
Dividends paid to Eni's shareholders	(1,965)
Dividends distributed by consolidated subsidiaries	(3)
Issue of perpetual subordinated bonds	2,975
Other changes	(6)
Total changes		(10,407)
Shareholders' equity at December 31, 2020		37,493
attributable to:
- Eni's shareholders		37,415
- Non-controlling interest		78

Shareholders' equity at January 1, 2021		37,493
Total comprehensive income (loss)	8,196
Dividends paid to Eni's shareholders	(2,390)
Dividends distributed by consolidated subsidiaries	(5)
Issue of perpetual subordinated bonds	2,000
Coupon of perpetual subordinated bonds	(61)
Costs for the issue of perpetual subordinated bonds	(15)
Net purchase of treasury shares	(400)
Other changes	5
Total changes		7,330
Shareholders' equity at December 31, 2021		44,823
attributable to:
- Eni's shareholders		44,741
- Non-controlling interest		82

GROUP CASH FLOW STATEMENT

Q3		Q4		Full Year
2021	(€ million)	2021	2020	2021	2020
1,208	Net profit (loss)	3,827	(795)	6,147	(8,628)

	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,779	Depreciation, depletion and amortization	1,961	1,670	7,062	7,304

76	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	(398)	438	280	3,183

70	Write-off of tangible and intangible assets	288	18	387	329
(53)	Share of (profit) loss of equity-accounted investments	149	355	573	1,733
(4)	Gains on disposal of assets, net	(9)	(3)	(101)	(9)
(54)	Dividend income	(110)	(46)	(230)	(150)
(19)	Interest income	(18)	(30)	(75)	(126)
200	Interest expense	200	209	794	877
1,548	Income taxes	1,563	494	4,956	2,650
(9)	Other changes	(8)	(1)	(193)	92
(757)	Cash flow from changes in working capital	(604)	(632)	(3,158)	(18)
(733)	- inventories	(416)	(24)	(2,039)	1,054
(1,039)	- trade receivables	(4,929)	(177)	(7,884)	1,316
1,655	- trade payables	5,078	1,077	7,749	(1,614)
(13)	- provisions for contingencies	(152)	(580)	(407)	(1,056)
(627)	- other assets and liabilities	(185)	(928)	(577)	282
(35)	Net change in the provisions for employee benefits	71	(4)	55
185	Dividends received	318	96	857	509
5	Interest received	8	21	28	53
(214)	Interest paid	(168)	(177)	(791)	(928)
(993)	Income taxes paid, net of tax receivables received	(1,245)	(625)	(3,740)	(2,049)
2,933	Net cash provided by operating activities	5,825	988	12,851	4,822
(2,002)	Cash flow from investing activities	(2,548)	(1,312)	(7,804)	(5,959)
(1,133)	- tangible assets	(1,541)	(1,099)	(4,950)	(4,407)
	- prepaid right of use			(2)
(67)	- intangible assets	(106)	(88)	(284)	(237)
(425)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(1,146)		(1,902)	(109)
(128)	- investments	(168)	(33)	(836)	(283)
(109)	- securities and financing receivables held for operating purposes	(50)	(37)	(228)	(166)
(140)	- change in payables in relation to investing activities	463	(55)	398	(757)
47	Cash flow from disposals	182	95	535	216
15	- tangible assets	14	5	205	12
	- intangible assets			1
	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of			76
	- tax on disposals			(35)
3	- investments	134	10	156	16
32	- securities and financing receivables held for operating purposes	30	37	141	136
(3)	- change in receivables in relation to disposals	4	43	(9)	52
(469)	Net change in receivables and securities not held for operating purposes	(3,089)	186	(4,743)	1,156
(2,424)	Net cash used in investing activities	(5,455)	(1,031)	(12,012)	(4,587)

GROUP CASH FLOW STATEMENT (continued)

Q3		Q4		Full Year
2021	(€ million)	2021	2020	2021	2020
18	Increase in long-term debt	2,205	146	3,556	5,278
(66)	Payment of long-term debt	(912)	(479)	(2,890)	(3,100)
(230)	Payment of lease liabilities	(264)	(193)	(939)	(869)
(980)	Increase (decrease) in short-term financial debt	(148)	169	(910)	937
(1,511)	Dividends paid to Eni's shareholders	(8)	(8)	(2,358)	(1,965)
	Dividends paid to non-controlling interests			(5)	(3)
(4)	Acquisition of additional interests in consolidated subsidiaries	(13)		(17)
(102)	Net purchase of treasury shares	(298)		(400)
	Issue of perpetual subordinated bonds		2,975	1,985	2,975
	Coupon of perpetual subordinated bonds	(51)		(61)
(2,875)	Net cash used in financing activities	511	2,610	(2,039)	3,253
17	Effect of exchange rate changes on cash and cash equivalents and other changes	13	(33)	52	(69)
(2,349)	Net increase (decrease) in cash and cash equivalents	894	2,534	(1,148)	3,419
9,720	Cash and cash equivalents - beginning of the period	7,371	6,879	9,413	5,994
7,371	Cash and cash equivalents - end of the period (a)	8,265	9,413	8,265	9,413
(a) Cash and cash equivalents as of December 31, 2021, include €11 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item Assets held for sale in the balance sheet.

SUPPLEMENTAL INFORMATION

Q3		Q4		Full Year
2021	(€ million)	2021	2020	2021	2020
	Investment of consolidated subsidiaries and businesses
38	Current assets	121		260	15
766	Non-current assets	1,617	11	2,751	193
(213)	Cash and cash equivalents (net borrowings)	(276)		(540)	(64)
(125)	Current and non-current liabilities	(157)	(6)	(348)	(17)
466	Net effect of investments	1,305	5	2,123	127
	Non-controlling interests		(5)	(1)	(15)
	Fair value of investments held before the acquisition of control	(99)		(99)
466	Purchase price	1,206		2,023	112
	less:
(41)	Cash and cash equivalents	(60)		(121)	(3)
425	Investment of consolidated subsidiaries and businesses net of acquired cash and cash equivalents	1,146		1,902	109

	Disposal of consolidated subsidiaries and businesses
	Disposal of businesses			2
	Disposal of non-current assets	(1)		232
	less:
	Investments in consolidated subsidiaries and businesses
	Current assets	(1)		370
	Non-current assets	(16)		378
	Net borrowings			(128)
	Current and non-current liabilities	16		(420)
	Net effect of investments	(1)		200
	Net effect of disposals			34
	less:
	Cash and cash equivalents acquired			42
	Disposal of consolidated subsidiaries and businesses net of cash and cash equivalents divested			76

Capital expenditure

Q3		Q4			Full Year
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
951	Exploration & Production (a)	1,183	781	51	3,940	3,472	13
	of which: - acquisition of proved and unproved properties	4	6	..	17	57	(70)
146	- exploration	85	9	..	391	283	38
791	- oil & gas development	1,058	754	40	3,443	3,077	12
1	Global Gas & LNG Portfolio	3	3		19	11	73
162	Refining & Marketing and Chemicals	231	256	(10)	728	771	(6)
122	- Refining & Marketing	182	214	(15)	538	588	(9)
40	- Chemicals	49	42	17	190	183
98	Plenitude & Power	185	89	..	443	293	51
85	- Plenitude	146	71	..	366	241	52
13	- Power	39	18	..	77	52	48
21	Corporate and other activities	72	58	24	187	107	75
(1)	Impact of unrealized intragroup profit elimination				(4)	(10)
1,232	Capital expenditure (a)	1,674	1,187	41	5,313	4,644	14

(a) Includes reverse factoring operations in the twelve months of 2021.

In the full year of 2021, capital expenditure amounted to €5,313 million (€4,644 million in the full year of 2020), increasing by 15% from the same period of the previous year, and mainly related to:

- oil and gas development activities (€3,443 million) mainly in Egypt, Angola, the United States, Mexico, the United Arab Emirates, Italy, Indonesia and Iraq;

- refining activity in Italy and outside Italy (€390 million) mainly relating to the activities to maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€148 million) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- initiatives relating to gas and power marketing in the retail business and renewables activities (€366 million).

Sustainability performance

		Full Year
		2021	2020
TRIR (Total Recordable Injury Rate)	(total recordable injury rate/worked hours) x 1,000,000	0.34	0.36
Direct GHG emissions (Scope 1)	(mmtonnes CO₂ eq.)	40.1	37.8
Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream)	(tonnes CO₂ eq./kboe)	20.2	20.0
Methane fugitive emissions (upstream)	(ktonnes CH₄)	9.2	11.2
Volumes of hydrocarbon sent to routine flaring	(billion Sm³)	1.2	1.0
Total volume of oil spills (>1 barrel)	(kbbl)	4.41	6.82
Re-injected production water	(%)	58	53
KPIs refer to 100% of the operated assets.

•	TRIR (Total recordable injury rate) of the workforce amounted to 0.34, a decrease compared to 2020, driven by a better performance reported in the contractors. When compared to 2014, the rate reported an improvement of 52%.
•	Direct GHG emissions (Scope 1) of the operated assets: 40.1 million tCO2eq., up 6% compared to 2020, due to the economic recovery, mainly in the upstream, gas transport, power and chemical segments.
•	Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream): 20.2 tCO2eq./kboe, substantially in line with 2020; reduction of 25% compared to 2014.
•	Methane fugitive emissions (upstream) were down 18% from 2020 mainly as result of the constant commitment to periodic on-site monitoring and the related maintenance activities.
•	Volumes of hydrocarbon sent to routine flaring of the operated assets increased by 12% from 2020, due to the resumption of activities at the Abu-Attifel and El Feel plants in Libya, shut down in 2020.
•	Total volume of oil spills: down 35% compared to 2020 benefitting from lower spills from sabotage, in Nigeria, where the installation program of the proprietary e-vpms technology (Eni Vibroacoustic Pipeline Monitoring System) is ongoing, aimed at the detection of vibro-acoustic variations in the pipelines and in the transported fluid.
•	Upstream water reinjection increased from the full year of 2020 thanks to the complete recover of the reinjection activities in Congo fields (Loango and Zatchi) and Libya (Abu-Attifel and El Feel).

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Q3			Q4		Full Year
2021			2021	2020	2021	2020
1,688	Production of oil and natural gas ⁽ᵃ⁾⁽ᵇ⁾	(kboe/d)	1,737	1,713	1,682	1,733
	of which:
266	North Africa		264	264	262	257
364	Egypt		348	304	360	291
316	Sub-Saharan Africa		321	347	310	368
119	Kazakhstan		165	168	146	163
201	Rest of Asia		190	167	177	176

PRODUCTION OF LIQUIDS BY REGION

Q3			Q4		Full Year
2021			2021	2020	2021	2020
805	Production of liquids	(kbbl/d)	852	809	813	843
	of which:
128	North Africa		121	112	126	114
82	Egypt		81	61	82	64
209	Sub-Saharan Africa		217	207	201	222
89	Kazakhstan		118	111	102	110
82	Rest of Asia		85	82	80	88

PRODUCTION OF NATURAL GAS BY REGION

Q3			Q4		Full Year
2021			2021	2020	2021	2020
4,688	Production of natural gas	(mmcf/d)	4,700	4,800	4,613	4,729
	of which:
732	North Africa		757	808	723	761
1,501	Egypt		1,414	1,290	1,475	1,203
569	Sub-Saharan Africa		553	741	575	778
161	Kazakhstan		249	303	233	282
629	Rest of Asia		562	451	517	465

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of hydrocarbons consumed in operation (121 and 126 kboe/d in the fourth quarter of 2021 and 2020, respectively, 116 and 124 kboe/d in the full year of 2021 and 2020, respectively, and 122 kboe/d in the third quarter of 2021).